Exhibit 1

For immediate release
Tuesday, April 29, 2003	(publié également en français)

Petro-Canada Capitalizes on Expanded Asset Base

Highlights

•                  Expanded asset base delivers solid performance

•                  Outstanding financial results benefited from an exceptional business environment

•                  Balance sheet strengthened with repayment of $350 million of debt in quarter

Calgary — Petro-Canada announced today first quarter earnings from operations of $490 million ($1.86 per share) compared with $89 million ($0.34 per share) in the same period of 2002.  Earnings from operations do not include gains or losses on foreign currency translation and on disposals of assets.  First quarter 2003 cash flow was $991 million ($3.75 per share), up from $287 million ($1.09 per share) in the first quarter of last year.  Cash flow is before changes in non-cash working capital.

First quarter net earnings in 2003, including gains or losses on foreign currency translation, were $584 million  ($2.21 per share) compared with $88 million ($0.34 per share) in the same period of 2002.

“The expanded scope and diversity of our assets allowed us to capitalize on an exceptional business environment,” commented Chief Executive Officer Ron Brenneman.

Upstream earnings from operations in the first quarter of 2003 were $405 million, up from $67 million in 2002.  Earnings in the quarter were positively impacted by stronger commodity prices, volumes from the acquired upstream assets of Veba Oil & Gas and higher production from Terra Nova and Hibernia.  Results include an after-tax charge of $46 million related to the potential sale of a non-core asset in Kazakhstan.

Downstream earnings from operations in the first quarter were $130 million compared with $45 million in the same period in 2002.  Earnings in the quarter benefited from stronger refining margins, higher sales volumes and the continued implementation of profitability improvement initiatives.

“In the first quarter we repaid an additional $350 million of debt, further strengthening our balance sheet,” said Mr. Brenneman. “Strong operating and financial results have allowed us to repay more than a third of the debt taken on for last year’s international acquisition.”

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally.  Its common shares trade on the TSX under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information, please contact:

INVESTOR AND ANALYST INQUIRIES	MEDIA AND GENERAL INQUIRIES

Gordon Ritchie	Rob Andras
Investor Relations	Corporate Communications
(403) 296-7691	(403) 296-8586
E-MAIL: investor@petro-canada.ca

INTERNET SITE: www.petro-canada.ca

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis should be read in conjunction with the unaudited consolidated interim financial statements and notes of the Company for the three months ended March 31, 2003 and the audited consolidated financial statements, notes and management's discussion and analysis for the year ended December 31, 2002, which are included in the Company's annual report for the year ended December 31, 2002.  Readers should also refer to Petro-Canada's 2002 Annual Information Form and Management's Discussion and Analysis on pages 6 to 24 of Petro-Canada's 2002 Annual Report.

UPSTREAM

Production

Petro-Canada converts gas to oil equivalent at a rate of 6 000 cubic feet of gas to one barrel of oil.

In the first quarter of 2003, Petro-Canada’s production of crude oil, field natural gas liquids and natural gas averaged 469 900 barrels of oil equivalent per day compared with 229 700 barrels of oil equivalent per day in the same period of 2002.  The increase reflected volumes from the acquired upstream assets of Veba Oil & Gas, higher production from Terra Nova and Hibernia and production from the MacKay River bitumen development.

North American Gas

North American Gas contributed first quarter net earnings of $166 million compared with net earnings of $2 million in the same quarter last year.  The net earnings increase was attributable to higher natural gas prices and lower exploration expense due to reduced drilling activity in the Mackenzie Delta, partially offset by lower production volumes.  First quarter Canadian natural gas prices averaged $8.17 per thousand cubic feet, up from $3.13 per thousand cubic feet in the comparable quarter of 2002.

Western Canada

Petro-Canada’s Western Canada natural gas business continued to perform well in the first quarter of 2003.  First quarter production averaged 714 million cubic feet per day compared with 731 million cubic feet per day in the same period last year.

Northwest Territories and Alaska

Petro-Canada, with its partner Devon Canada, spudded the Nuna I-30 exploration well in mid-February in the Mackenzie Delta region.  Drilling operations were suspended in April due to spring breakup. A decision on whether to complete the well will be made at a later date.

East Coast Oil

Net earnings from East Coast Oil were $162 million, up from $65 million in the same quarter of 2002.  The earnings increase reflected higher production volumes from Terra Nova and Hibernia combined with higher crude oil prices.  First quarter net earnings included exploration expenses of $30 million related to drilling costs incurred at Mizzen and a provision for certain future exploration license work commitments.  First quarter East Coast Oil crude prices averaged $46.84 per barrel compared with $33.39 per barrel in the first quarter of 2002.

First quarter production averaged 83400 barrels per day net to Petro-Canada, compared with 59100 barrels per day in the first quarter of 2002.  Terra Nova production was cutback during late February and early March as winter storms occasionally prevented offloading of the FPSO. Terra Nova volumes averaged 42800 barrels per day net to Petro-Canada in the first quarter.

Other East Coast Offshore

In mid-April, Petro-Canada and its partners completed drilling of the Mizzen L-11 exploration well in the Flemish Pass.  Non-commercial quantities of oil were encountered and the well has been abandoned.

Oil Sands

Oil Sands contributed first quarter net earnings of $13 million compared with $6 million in the same quarter of 2002.  Oil Sands first quarter earnings benefited from higher crude prices, which were partly offset by lower Syncrude volumes and higher natural gas prices.  First quarter synthetic crude and bitumen prices averaged $40.41 per barrel compared with $34.30 per barrel in the same period last year.

Syncrude production for the first quarter averaged 22600 barrels per day net to Petro-Canada, compared with 27500 barrels per day in the same quarter of 2002.  The production decrease was due to extended scheduled and unscheduled maintenance shutdowns.

The MacKay River in situ development, which began bitumen production in mid-November 2002 and is building to plateau production, averaged 13200 barrels per day in the first quarter of 2003.

Because of rising cost estimates for the refinery conversion project at Edmonton, the company will delay proceeding with some of the associated detailed engineering that was originally planned for 2003.  Instead, management will evaluate possible changes to the project’s scope, staging, and technology to improve economics.  Petro-Canada expects to be in a position to decide on how to proceed toward the end of the year.

International

International contributed first quarter net earnings of $64 million compared with a loss of $6 million in the first quarter of 2002.  The earnings increase was attributable to the acquired upstream assets of Veba Oil & Gas and higher commodity prices. Consistent with the Company’s strategy to continually evaluate its portfolio, the Company is reviewing its options with respect to its non-core asset in Kazakhstan and has recorded an after-tax charge of $46 million related to a potential sale.  International oil and liquids prices in the first quarter averaged $46.49 per barrel, compared with $36.16 per barrel in the same period of 2002.  International natural gas prices averaged $5.41 per thousand cubic feet in the first quarter of 2003.

International production for the first quarter averaged 212900 barrels of oil equivalent per day compared with 1 800 barrels of oil equivalent per day net to Petro-Canada in the first quarter of 2002.

Northwest Europe

First quarter daily production averaged 58400 barrels of oil equivalent per day net to Petro-Canada.  Production from the United Kingdom averaged 35400 barrels of oil equivalent per day, while production from the Netherlands averaged
23000 barrels of oil equivalent per day in the quarter.

In the UK North Sea, development of the Clapham field (Petro-Canada 100% working interest) progressed in the quarter.  This project is expected to be on stream in early 2004. In the Netherlands, development of the L5b block (Petro-Canada 30% working interest) is progressing with start up expected in early 2004.

In late April 2003, Petro-Canada reached an agreement to acquire a package of assets in the United Kingdom North Sea, near the Petro-Canada operated Guillemot West and Northwest fields, from Shell U.K. Limited and Esso Exploration and Production UK Limited.  This will increase the company’s working interest in the Guillemot West and Northwest fields from 80 to 90 per cent and in the Triton FPSO from 30.88 to 33.11 per cent.  Petro-Canada also acquired higher working interests in nearby undeveloped discoveries including a 100 per cent interest in Block 21/23b containing the Grebe discovery.  Petro-Canada plans to develop the Grebe field at a future date through a sub-sea development tied into the Triton FPSO.  This transaction is subject to the United Kingdom’s Department of Trade and Industry and partner approvals and is expected to close by in the third quarter.

North Africa/Near East

In the first quarter, production in North Africa/Near East averaged 146300 barrels of oil equivalent per day net to
Petro-Canada.  Libyan production averaged 47700 barrels per day.  Production from the En Naga development in Libya started up in February 2003 and will build to peak production by the end of 2003.  Syrian production averaged
96900 barrels of oil equivalent per day.

Northern Latin America

Trinidad offshore gas production averaged 49 million cubic feet per day net to Petro-Canada in the first quarter of 2003. Train 3 at the Atlantic LNG facility is expected to start-up in the third quarter of 2003 increasing production to 60 million cubic feet per day net to Petro-Canada.

DOWNSTREAM

Downstream first quarter operating earnings were $130 million, compared with $45 million in the comparable period of 2002.  In the first quarter, refining benefited from strong cracking margins along with a wider light/heavy crude price differential.  The New York Harbor 3-2-1 crack margin averaged US $6.35 per barrel, up from US $2.82 per barrel in the first quarter of 2002.  The domestic light/heavy crude price differential widened to $12.03 in the first quarter of 2003 compared with $7.95 per barrel in 2002.

In the first quarter, total sales of refined petroleum products were up 7 per cent from the same period last year, partly attributable to strong sales of furnace fuel oils.

Petro-Canada’s refineries achieved 101 per cent crude unit utilization in the first quarter of 2003.  After a minor fire in January, all areas of the Oakville refinery successfully returned to production within two weeks.  Turnaround activity commenced during the last week of March at both the Edmonton and Montreal refineries.

The refining and supply segment contributed $101 million to Downstream operating earnings in the first quarter, while the marketing segment contributed earnings of $29 million.  These results compare with a refining and supply segment contribution of $26 million and marketing earnings of $19 million in the first quarter of 2002.

CORPORATE

Financial Measures

Petro-Canada’s total debt at March 31, 2003 was $2609 million, down from $3057 million at year-end 2002.  In the first quarter of 2003, $350 million of the acquisition debt was repaid with the remainder of the decrease due mainly to foreign currency translation gains.  The Veba acquisition in May 2002 added $2.1 billion of debt.  Since that time, the Company has repaid $811 million of this acquisition debt.  As at March 31, 2003 Petro-Canada’s debt to debt plus equity was 28% and debt to rolling twelve-month cash flow was 0.9 times.

Other Corporate

First quarter net earnings in 2003 included a gain of $94 million ($0.35 per share) due to foreign currency translation compared with a loss of $1 million for the first quarter of 2002.

Effective January 1, 2003, Petro-Canada commenced operating its international activities on a self-sustaining basis.  As a consequence, the Company prospectively changed its accounting for the foreign currency translation of its international subsidiaries, whereby gains and losses arising from translation of their financial statements into Canadian dollars are deferred and included as part of shareholders’ equity.

SHAREHOLDER INFORMATION

As at March 31, 2003, Petro-Canada’s common shares outstanding totaled 264.7 million common shares.

Petro-Canada will hold a conference call to discuss these results with investors on Tuesday, April 29 at 1615h, Eastern Time.  To participate, please call 1-800-298-3006 or 416-641-6696 at 1605h.  Media are invited to listen to the call by dialling 1-800-396-0424.  Those who are unable to listen to the call live may listen to a recording of it approximately one hour after its completion by calling 1-800-558-5253 (reservation number 21136487) or 416-626-4100 (reservation number 21136487).  A live audio broadcast of the conference call will be available on Petro-Canada’s Internet site at http://www.petro-canada.ca/eng/investor/conferencecalls/7192.htm on April 29 at 1615h Eastern Time.  Approximately one hour after the call, a recording of it will be available on the Internet site.

This release contains forward-looking statements, including references to drilling plans, construction activities, the submission of development plans, seismic activity, refining margins, oil and gas production levels and the sources of growth thereof, results of exploration activities, and dates by which certain areas may be developed or may come on-stream.  These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements.  Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the results of exploration and development drilling and related activities; fluctuation in foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations; and other factors, many of which are beyond the control of Petro-Canada.  These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the Securities and Exchange Commission.  The use of the term “potential reserves” in this press release does not meet the guidelines of the Securities and Exchange Commission for inclusion in documents filed with the SEC.

SELECTED OPERATING DATA

For the Three Months ended March 31,

	Three Months Ended March 31,
	2003	2002

Crude oil and natural gas liquids production, net before royalties (thousands of barrels per day)
East Coast Oil	83.4	59.1
Oil Sands	35.8	27.5
Western Canada	18.8	19.4
Northwest Europe	42.3	—
North Africa/Near East	140.9	1.8

Natural gas production, net before royalties, excluding injectants (millions of cubic feet per day)
Western Canada	714	731
Northwest Europe	96	—
North Africa/Near East	33	—
Trinidad	49	—

Total production(1) (thousands of barrels of oil equivalent per day)	470	230

Petroleum product sales (thousands of cubic metres per day)
Gasolines	25.1	24.3
Distillates	22.6	20.0
Other including petrochemicals	8.4	8.3
	56.1	52.6

Crude oil processed by Petro-Canada (thousands of cubic metres per day)	50.2	50.7
Average refinery utilization (per cent)	101	102
Downstream earnings from operations after tax (cents per litre)	2.6	0.9

(1) Natural gas converted at 6 000 cubic feet of gas to 1 barrel of oil

AVERAGE PRICE RECEIVED

For the Three Months ended March 31,

	Three Months Ended March 31,
	2003	2002

Crude oil and natural gas liquids (dollars per barrel)
East Coast Oil	46.84	33.39
Oil Sands	40.41	34.30
Western Canada	45.32	25.62
Northwest Europe	50.24	—
North Africa/Near East	45.36	36.16

Natural gas (dollars per thousand cubic feet)
Western Canada	8.17	3.13
Northwest Europe	5.52	—
North Africa/Near East	5.79	—
Trinidad	4.93	—

SELECTED FINANCIAL DATA

For the Three Months ended March 31,

(unaudited, millions of dollars, except share information)

		Three Months Ended March 31,
		2003	2002

	Earnings
	Upstream
	North American Gas	166	2
	East Coast Oil	162	65
	Oil Sands	13	6
	International	64	(6)
	Downstream	130	45
	Shared Services	(45)	(23)
	Earnings from operations	490	89
	Foreign currency translation	94	(1)
	Net earnings	584	88

	Average capital employed
	Upstream	6096	3226
	Downstream	2383	2216
	Shared Services	194	950
	Total Company	8673	6392

	Return on capital employed (per cent)(1)
	Upstream	20.5	14.6
	Downstream	14.4	11.5
	Total Company	18.4	11.4

	Operating return on capital employed (per cent)(1)
	Upstream	20.5	14.7
	Downstream	14.2	11.5
	Total Company	17.8	11.6

	Return on equity (per cent)(1)	25.4	13.7

	Debt	2609	1401
	Cash and short-term investments	227	516
	Debt to cash flow(1)	0.9	1.0
	Debt to debt plus equity (per cent)	28.2	22.1

	Share Information
	Average shares outstanding (millions)	264.1	262.2
Earnings per share	– Basic	2.21	0.34
	– Diluted	2.18	0.33
	Cash flow per share	3.75	1.09
	Dividends per share	0.10	0.10
Share Price(2)	– High	54.01	42.05
	– Low	47.40	33.90
	– Close at March 31	50.00	41.06
	Shares traded(3) (millions)	50.6	63.9

(1) 12 month rolling average

(2) Shares prices are for trading on the TSX.

(3) Total shares traded on the TSX and New York Stock Exchanges.

CONSOLIDATED STATEMENT OF EARNINGS

For the Three Months ended March 31,

(unaudited, millions of dollars, except per share amounts)

		Three Months Ended March 31,
		2003	2002

	Revenue
	Operating	3 522	1 701
	Investment and other income	(15)	7
		3 507	1 708

	Expenses
	Crude oil and product purchases	1 453	885
	Operating, marketing and general	588	397
	Exploration	121	106
	Depreciation, depletion and amortization(3)	343	162
	Foreign currency translation	(97)	1
	Interest	48	30
		2 456	1 581

	Earnings before income taxes	1 051	127

	Provision for income taxes
	Current	441	115
	Future	26	(76)
		467	39

	Net Earnings	584	88

Earnings per share	– Basic (dollars)	2.21	0.34
	– Diluted (dollars)	2.18	0.33

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

For the Three Months ended March 31,

(unaudited, millions of dollars)

	Three Months Ended March 31,
	2003	2002

Retained earnings at beginning of period	2 380	1 511
Net earnings	584	88
Dividends on common shares	(26)	(26)
Retained earnings at end of period	2 938	1 573

Figure references refer to the Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Three Months ended March 31,

(unaudited, millions of dollars)

	Three Months Ended March 31,
	2003	2002

Operating activities
Net earnings	584	88
Items not affecting cash flow(4)	286	93
Exploration expenses	121	106
Cash flow	991	287
Increase in non-cash working capital relating to operating activities and other	(164)	(157)
Cash flow from operating activities	827	130

Investing activities
Expenditures on property, plant and equipment and exploration	(516)	(370)
Proceeds from sale of assets	1	3
Decrease (increase) in deferred charges and other assets, net	4	(5)
Decrease in non-cash working capital relating to investing activities	26	1
	(485)	(371)

Financing activities
Dividends on common shares	(26)	(26)
Reduction of long-term debt	(351)	(1)
Proceeds from issue of common shares	28	3
	(349)	(24)

Decrease in cash and short-term investments	(7)	(265)
Cash and short-term investments at beginning of period	234	781
Cash and short-term investments at end of period	227	516

CONSOLIDATED BALANCE SHEET

As at March 31, 2003

(unaudited, millions of dollars)

	Three Months Ended
	March 31, 2003	December 31, 2002

Assets
Current assets
Cash and short-term investments	227	234
Accounts receivable	1 814	1 596
Inventories	582	585
Prepaid expenses	29	19
	2 652	2 434
Property, plant and equipment, net	10 304	10 084
Goodwill	800	709
Deferred charges and other assets	203	212
	13 959	13 439

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	1 925	1 901
Income taxes payable	345	263
Current portion of long-term debt	6	356
	2 276	2 520
Long-term debt	2 603	2 701
Deferred credits and other liabilities	617	621
Future income taxes	1 824	1 821
Shareholders’ equity(5)	6 639	5 776
	13 959	13 439

Figure references refer to the Notes to the Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, millions of dollars)

(1)           Segmented Information

For the Three Months ended March 31,

	Upstream
	North American Gas		East Coast Oil		Oil Sands		International		Downstream		Shared Services		Consolidated
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Revenue
Sales to Customers and other revenues	387	151	226	82	27	—	552	3	2 320	1 468	(5)	4	3 507	1 708
Inter-Segment sales	64	38	135	76	102	84	—	—	2	1	—	—
	451	189	361	158	129	84	552	3	2 322	1 469	(5)	4

Expenses
Crude oil and product purchases	—	—	—	—	—	—	—	—	1 453	881	—	4	1 453	885
Inter-segment transactions	2	1	—	—	—	—	—	—	301	198	—	—
Operating, marketing and general	47	42	25	18	84	54	106	2	303	271	23	10	588	397
Exploration	52	76	30	5	18	17	21	8	—	—	—	—	121	106
Depreciation, depletion and amortization	68	63	62	44	10	6	156	2	47	47	—	—	343	162
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	(97)	1	(97)	1
Interest	—	—	—	—	—	—	—	—	—	—	48	30	48	30
	169	182	117	67	112	77	283	12	2 104	1 397	(26)	45	2 456	1 581

Earnings before income taxes	282	7	244	91	17	7	269	(9)	218	72	21	(41)	1051	127

Provisions for income taxes
Current	64	60	91	22	(6)	(3)	191	(2)	131	56	(30)	(18)	441	115
Future	52	(55)	(9)	4	10	4	14	(1)	(43)	(29)	2	1	26	(76)
	116	5	82	26	4	1	205	(3)	88	27	(28)	(17)	467	39
Net earnings	166	2	162	65	13	6	64	(6)	130	45	49	(24)	584	88

Expenditures on property, plant and equipment and exploration	138	180	89	56	130	85	102	16	56	32	1	1	516	370

Cash Flow (before changes in non-cash working capital)	340	88	249	118	51	34	256	4	135	54	(40)	(21)	991	287

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(2)           The note disclosure requirements for annual financial statements provide additional disclosure to that required for interim financial statements.  Accordingly, these interim financial statements should be read in conjunction with the financial statements included in the Company’s 2002 annual report.  The interim financial statements follow the accounting policies summarized in the notes to the annual financial statements except as set out below.

Effective January 1, 2003 Petro-Canada commenced operating its International segment on a self-sustaining basis.  As a consequence, the Company prospectively changed its accounting for the foreign currency translation of its international subsidiaries and gains and losses arising from the translation of their financial statements into Canadian dollars are deferred and included as part of shareholders’ equity.  The effect of this change for the first quarter of 2003 was a decrease in net earnings of $25 million.  The change also resulted in an increase in property, plant and equipment of $161 million, goodwill of $91 million, and shareholders’ equity of $252 million.

(3)           Depreciation, depletion and amortization for the three months ended March 31, 2003 includes a charge of $46 million ($46 million after-tax) relating to the impairment of assets in Kazakhstan.  The charge is recorded in the International segment.

(4)           Items not affecting cash flow:

	Three months ended March 31,
	2003	2002
	(millions of dollars )

Depreciation, depletion and amortization	343	162
Future income taxes	26	(76)
(Gain) loss on translation of foreign currency denominated long-term debt	(97)	1
Provision for future removal and site restoration costs	7	4
Other	7	2
	286	93

(5)           Shareholders’ equity consists of:

	March 31, 2003	December 31, 2002
	(millions of dollars)

Common shares	1286	1258
Contributed surplus	2138	2138
Retained earnings	2938	2380
Foreign currency translation adjustment	277	—
	6639	5776

(6)           For the three months ended March 31, 2003 the Company granted 2 422 000 options (three months ended March 31, 2002 – 2 107 000 options) to officers and certain employees to purchase common shares at a price of $51.39 per share (2002 – $34.22 per share).  These options have a term of 10 years, vest over four years and are exercisable at the market price when granted.  The following table presents the pro forma net earnings and the pro forma earnings per share as if the fair value based accounting method, applied to options issued after January 1, 2002, had been used to account for the compensation cost of options that is amortized over the vesting period:

	Three Months ended March 31,
	2003	2002	2003		2002
	Net Earnings		Earnings per Share
	(millions of dollars)		(dollars )
			Basic	Diluted	Basic	Diluted
Net earnings as reported	584	88	2.21	2.18	0.34	0.33
Pro forma adjustment	3	1	0.01	0.01	0.01	—
Pro forma net earnings	581	87	2.20	2.17	0.33	0.33

The estimated fair value of the options has been determined using the Black-Scholes option-pricing model.  The estimated fair values and assumptions are as follows:

	Three Months ended March 31,
	2003	2002
Fair value per option	$17.50	$12.19
Risk-free interest rate	4.4%	5%
Expected hold period to exercise	6 years	6 years
Volatility in the market price of the common shares	32%	33%
Estimated annual dividend	1.4%	1.4%